                   Request for Acceleration of Effective Date of
                             Registration Statement of
                         Oppenheimer Dividend Growth Fund
         Pursuant to Rule 461 under the Securities Act of 1933, as amended

VIA EDGAR
---------

June 28, 2005

Securities and Exchange Commission
Mail Stop 0-7, Filer Support
6432 General Green Way
Alexandria, Virginia 22312

      Re:   Oppenheimer Dividend Growth Fund
            Registration Statement on Form N-1A
            File Nos. 333-122902 and 811-21718

To the Securities and Exchange Commission:

Oppenheimer Dividend Growth Fund (the "Registrant") and OppenheimerFunds
Distributor, Inc., as general distributor of the Registrant's shares, hereby request the acceleration of the Registrant's above-referenced Registration
Statement on Form N-1A to June 28, 2005, or as soon as practicable thereafter.

The undersigned hereby acknowledges that (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii)
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                              Oppenheimer Dividend Growth Fund

                              By:  /s/ Robert G. Zack
                                   -----------------------------------------------
                                   Robert G. Zack, Secretary

                              OppenheimerFunds Distributor, Inc.

                              By:  /s/ Janette Aprilante
                                   -----------------------------------------------
                                   Janette Aprilante, Secretary